NO ACT

PE
12-28-15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004249

Received SEC

FEB 24 2016

Washington, DC 20549

February 24, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-24-16

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 28, 2015

Dear Ms. Sellers:

This is in response to your letter dated December 28, 2015 concerning the shareholder proposal submitted to Dominion by Ruth Amundsen. We also have received a letter from the proponent dated January 12, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ruth McElroy Amundsen
FISMA & OMB Memorandum M-07-16

February 24, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 28, 2015

The proposal requests that the company prepare and make public a financial analysis reporting on the potential impact on earnings, share price and dividends should the State Corporation Commission deny a certificate for the development of North Anna 3 and further deny the recovery of $1.87 billion in costs associated with the North Anna 3 nuclear reactor incurred prior to an order denying a certificate to construct the reactor.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that economic and safety considerations attendant to nuclear power plants are significant policy issues. See Securities Exchange Act Release No. 12999 (November 22, 1976). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ruth McElroy Amundsen

FISMA & OMB Memorandum M-07-16

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
shareholderproposals@sec.gov

January 12, 2016

Re: Response to Dominion Resources Inc. Proposal to Exclude Shareholder Proposal

Ladies and Gentlemen:

I am the shareholder who submitted the proposal regarding North Anna 3 that Dominion Resources has stated in its letter of December 28, 2015 its intention to omit from their proxy, based on "ordinary business" and "materially misleading" claims. I hereby submit the following comments urging you to reject Dominion Resources' request since this resolution is not ordinary business or materially misleading. Below is the text of the relevant resolved clause of the resolution:

> **RESOLVED:** Shareholders request that Dominion prepare and make public a financial analysis by November 30, 2016 reporting on the potential impact on earnings, share price and dividends should the State Corporation Commission deny a certificate for the development of North Anna 3 and further deny the recovery of $1.87 billion in costs associated with the North Anna 3 nuclear reactor incurred prior to an order denying a certificate to construct the reactor.

I will first address the issue of ordinary business. As Ms. Sellers states in her letter, this analysis would be complex – that is why it should be done before making the decision to proceed with construction of a new nuclear unit. Presumably, Dominion would have already performed this complex analysis before deciding to proceed with North Anna 3. Yes, the wording in the proposal is simplistic and does not address all the complexities – it would not be possible to address all complexities of this matter in a 500-word resolution. And, surely Dominion has evaluated the alternative means of generation or supply to replace the proposed North Anna 3 addition, or again, they would not be proceeding with it. When the Office of Attorney General is testifying before the Virginia State Corporation Commission that the high price tag makes it unreasonable to maintain North Anna 3 in Dominion's Integrated Resource Plan (IRP), it is not ordinary business or micro-managing to question whether these risks should be placed before the shareholders. When the projected capital cost of North Anna 3 has grown 55% in the last 4 years, and when new US nuclear plant construction is vastly behind schedule and over-budget, when nuclear plant construction in the past 5 decades has a sustained history of cost over-runs[1], when in fact the last 75 plants in the US averaged 207% of the original contracted price[2], it is not unreasonable to ask why Dominion feels that this facility will be an exception, and is in the shareholders' best interests.

---

[1] DOE/EIA-0473(88) "Nuclear Power Plant Construction Activity 1988"

[2] http://www.psr.org/nuclear-bailout/resources/nuclear-power-plant.pdf

The problem with waiting to make this decision is that it is very expensive, and pulls capital away from other projects that might be in the better long-term interests of the company and the shareholders. Because it is such a complex issue, with such a large financial impact for the company and ultimately for shareholders and customers, it is important to have the shareholders fully aware of the financial risks Dominion is taking by proceeding with North Anna 3. The fact that in order to perform this analysis, one would have to evaluate the other means of satisfying needed electricity supply is not a reason not to complete it and make it available to the shareholders – one would hope that Dominion has included all of those calculations in their decision to proceed with North Anna 3. In fact, many of the numbers necessary for comparison with other means of generation are already in the Dominion 2015 IRP. If they have not in fact done this analysis and comparison, why would they want to continue to pursue NA3?

Scott Norwood, an energy consultant hired by the Attorney General's Department of Consumer Counsel to analyze Dominion's earnings evaluations, found the cost of North Anna 3 to be over $13,000 per installed kilowatt. This capital cost is ten times the capital cost of some of Dominion's other new generation facilities, and also higher than Dominion's solar energy option in their 2015 IRP. In fact, Dominion is currently quoting large solar installs at $2400 per kilowatt installed; even when including capacity factor this looks more advantageous than the NA3 investment. The NA3 price tag makes it far more expensive even than the other nuclear plants currently under construction in Tennessee, Georgia and South Carolina. All three are behind schedule and over budget, which hardly inspires confidence in the industry's ability to contain costs anywhere. As a result of this high capital cost, Norwood found that the "total delivered cost of power from NA3 is more than $190 per MWh in 2028." That translates into more than 19 cents per kWh. Average wholesale price of electricity in the PJM region was 5.3 cents per kWh in 2014. As Norwood testifies, "DVP forecasts a dramatic increase in NA3 development costs over the next five years, during which there will be no biennial reviews." [Note, SB 1349 allows Dominion to avoid any rate review until 2022]. A table included in Norwood's testimony shows Dominion expects to have spent $4.7 billion on NA3 development by the end of 2020. By the time the SCC is allowed to review this spending, more than one-quarter of the total cost will have been spent.

Ms. Sellers states that the "proposal seems to assume that the requested financial analysis can be conducted in a vacuum." I am not sure what part of the proposal gave her that impression. Again, it is not possible to cover the entire background, financial history, political status, regulatory complications, and reputational risks of Dominion and North Anna 3 in 500 words. Also, I am not sure that it is the case that the link between a denial of certificate / denial to recover costs and the Company's financial health is "tenuous at best." This scenario would result in not only at least $2B sunk in something that will generate no electricity, but also yields the reputational nightmare of a potential press frenzy regarding Dominion's $2B "Bridge to Nowhere". The fact that other events can affect Dominion's share price does not diminish the fact that this potential outcome would be harmful to Dominion.

This resolution does touch on a significant policy issue vis-à-vis the continued expansion of Dominion's nuclear capacity, although it does this through requesting that Dominion evaluate the potential financial impacts. The recent history of financial impacts of US nuclear construction compared to the financial impacts of other types of new generation make this a significant issue for discussion. Particularly since many of the other types of new generation, such as wind and solar, are under-represented in Dominion's current portfolio[3], and have substantially better fit with new regulation.

---

[3] From 2014 EIA data, Virginia has 14 MW installed of wind and solar combined. The average for the four neighboring states of MD, NC, WV and TN is 537 MW combined wind and solar. Thus Virginia has 2.6% as much renewable installed as these nearby states, despite having 38% higher population, on average.

Next, addressing the issue of "materially misleading": Ms. Sellers states that the proposal "implies that the SCC operates with a 'thumbs up/thumbs down' approach to new generation with no opportunity to recover prudently incurred costs." First, I do not believe that the resolution implies that the Virginia SCC always operates in a simple thumbs-up/thumbs-down manner. It does acknowledge the possibility that the SCC would choose to not allow recovery of part or all of the North Anna 3 costs, particularly since the Virginia Attorney General's Office has questioned whether these costs are "prudently incurred." And, as Ms. Sellers states, the resolution does focus on Virginia, as that is where this shareholder happens to reside, but the addition of the North Carolina's NCUC to the issue potentially adds more cost risk and complexity, not less.

As Ms. Sellers states, the resolution asks for an analysis of the potential situation of the denial of a certificate that has not yet been sought. But the point of asking for this analysis of financial risks now, is for Dominion management to take a clear-eyed look at the potential financial outcomes of this decision, before they seek a certificate. The shareholders would then be able to evaluate the basis of that decision as well. By retaining North Anna 3 in the Dominion IRP since 2008, Dominion is implying that they are still interested in pursuing this – if they were not planning on applying for a certificate, why would they keep it in the IRP?

In the Virginia State Corporation Commission (SCC) Final Order in Dominion's IRP case, Case No. PUE-2015-00035, December 30, 2015, the SCC made these comments on Dominion's 2015 IRP[4]:

> During this proceeding, Consumer Counsel has noted that expenditures related to North Anna 3 are rapidly being incurred without Dominion having applied for, much less having received, a certificate of public convenience and necessity ("CPCN") or rate adjustment clause ("RAC"). We reiterated in the Final Order in the Company's 2015 biennial review proceeding what we have repeatedly stated in the past, that Dominion is incurring its North Anna 3 costs purely at its stockholders' risk, and should have no expectation of future recovery from customers without an approved CPCN and/or RAC. In this proceeding, however, Dominion testified that it does consider such costs as ultimately recoverable from ratepayers and is booking them as recoverable.
>
> As Consumer Counsel pointed out in both the 2015 Biennial Review proceeding and this proceeding, North Anna 3 costs continue to grow significantly. The evidence demonstrates that Dominion has already incurred approximately $580 million in development costs related to North Anna 3 through September 30, 2015, and that, based on current forecasts, the total cost of North Anna 3, including an estimate of construction interest costs, would be approximately $19.3 billion. The Virginia jurisdictional share of this estimated $19.3 billion capital investment would increase the total rate base for the Virginia jurisdiction by approximately 100%, and would obviously, if it were recoverable, represent a large enough increase in electric bills for residential and business customers to impact Virginia's economic climate.

In the same comments, the SCC required Dominion to provide answers to the following questions:

- Why does Dominion believe these costs would be recoverable?
- Is there a limit on how much Dominion will spend on NA3 before applying for a CPCN or RAC?

---

[4] Virginia State Corporation Commission, Case No. PUE-2015-00035, Final Order, December 30, 2015

- Without guaranteed cost recovery, how much cost could Dominion incur prior to obtaining a CPCN without negatively affecting fiscal soundness or cost of capital?
- Why is money still being spent on this? Solely for NRC approval? Why does Dominion find it necessary to spend at projected rates when they have not decided to proceed and don't have approval?

Since the SCC itself is questioning why Dominion believes the costs to be recoverable, when the SCC has "repeatedly stated" that these costs are incurred at shareholders' risk, surely it is not unreasonable or misleading to ask the same question and to ask for that information to be laid before the shareholders before any additional costs are incurred.

For these reasons, I urge you to reject the Company's no action request. Please feel free to phone or e-mail me with any questions.

Sincerely,

Ruth McElroy Amundsen

FISMA & OMB Memorandum M-07-16

Cc:
Jane Whitt Sellers
jsellers@mcguirewoods.com

Meredith Sanderlin Thrower, Senior Counsel – Corporate Finance
Meredith.S.Thrower@dom.com

Karen Doggett, Assistant Corporate Secretary and Director – Governance
Karen.Doggett@dom.com
Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

MCGUIREWOODS

December 28, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Ruth Amundsen Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 23, 2015 by Ms. Ruth Amundsen ("Ms. Amundsen" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to Ms. Amundsen.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 23, 2016. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Amundsen any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED: Shareholders request that Dominion prepare and make public a financial analysis by November 30, 2016 reporting on the potential impact on earnings, share price and dividends should the State Corporation Commission deny a certificate for the development of North Anna 3 and further deny the recovery of $1.87 billion in costs associated with the North Anna 3 nuclear reactor incurred prior to an order denying a certificate to construct the reactor.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3) because it is materially misleading in violation of Rule 14a-9.

DISCUSSION

I. Rule 14a-8(i)(7) – the Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the SEC stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (Nov. 22, 1976). When determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff considers whether the substance of the requested report involves a matter of ordinary business. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

B. The Proposal seeks to impermissibly micro-manage the Company's business in that it seeks to involve shareholders in complex matters best left to management.

The Proposal seeks a report containing an analysis of the financial impacts of a denial by the Virginia State Corporation Commission (the "SCC") of a certificate of construction for a third nuclear reactor at the Company's North Anna nuclear power station ("North Anna 3") and of a petition by the Company to recover any associated costs incurred prior to such denial. It clearly involves the very sort of matters that the 1998 Release concluded should be reserved for management and should not be subject to shareholder oversight. Contrary to the overly simplistic understanding demonstrated by the Proposal and its supporting statement, the requested analysis would be quite complex and involve an examination of numerous factors and hypothetical outcomes. At the outset, the regulatory landscape when it comes to cost recovery is capable of producing several different outcomes and is subject to change based on legislative or other developments. In addition, any analysis of the impact of the denial of a construction certificate on the financial metrics identified in the proposal – earnings, share price and dividends – must necessarily include an analysis of the economic and regulatory factors implicated by the selection of alternative means of generation or supply to replace the expected capacity of North Anna 3. Moreover, any analysis of the sort requested by the Proposal must take into account a number of unrelated factors and contingencies that could impact the Company's earnings, the market's view of the Company's stock and the Company's own decisions regarding dividends.

At its core, the general principle of cost recovery is quite simple – utilities are generally allowed to recover through their rates prudently incurred costs associated with the development of new generation facilities, even facilities that are not actually constructed. However, when it comes to quantifying the amount of costs to be recovered for a facility left unconstructed as would be required to attempt to provide the report requested by the Proposal, the process becomes much more complicated. Although it is highly unlikely that any cost recovery petition would be denied in full, it is impossible to say today whether regulators would permit recovery of costs in whole or in part and, if recovery is permitted in part, what the amount of any such recovery would be. In addition, it is currently unknown whether any permitted cost recovery would come through base rates, rate adjustment clauses or some other means, as well as to predict the period of time over which any such recovery would occur. It is also unclear whether regulators would permit the Company to collect some level of return on investment in addition to any cost recovery. The potential outcomes of these issues, each of which would depend, in part, on subjective determinations by regulators, would need to be taken into account when preparing the report requested by the Proposal. To further complicate matters, although the Proposal and supporting statement only reference the SCC, the North Carolina Utility Commission (the "NCUC") would also address the issue of cost recovery since the Company's North Carolina customers would also be impacted by the construction of North Anna 3.

The complexity of any cost recovery analysis is further compounded by the fact that the legislative process can, at times, alter the regulatory landscape. For example, in 2014 the Virginia General Assembly passed legislation directly addressing cost recovery in the context of North Anna 3. In short, the legislation permitted the Company to recover development costs for certain projects that have not yet been constructed or approved by the SCC. With respect to North Anna 3, the legislation provided for the recovery of 70% of all costs incurred between July 1, 2007 and December 31, 2013 through existing base rates.

In addition to considering the issue of cost recovery, when it comes to analyzing the financial impacts of a denial by the SCC of a certificate of construction for North Anna 3, the process and implications of selecting an alternative means of generation or supply to replace the expected capacity of North Anna 3 must also be evaluated. Should the Company decide to move forward with the North Anna 3 project and request a certificate of construction, it will do so based, at least in part, upon a determination that the additional generation capacity of North Anna 3 is necessary to meet future demand for electricity within the retail markets the Company serves. If that capacity is unavailable due to the denial of a certificate of construction, the Company would be required to construct replacement generation sources or to procure power from other sources. Given the highly regulated nature of the industry in which the Company operates, the process of evaluating these alternatives would necessarily include a complex analysis of the rules and regulations imposed by several state and federal agencies, not to mention the consideration of some of the same cost recovery issues previously discussed. The analysis of the financial impact of the denial of a certificate of construction for North Anna 3 does not end with an analysis of recoverable costs – one must also attempt to conduct an evaluation of the suitability, cost and financial impacts of a host of potential alternative generation or supply sources.

Finally, the Proposal seems to assume that the requested financial analysis can be conducted in a vacuum, which simply is not the case. With respect to determining a potential impact on earnings, quantifying the amount of any costs recovered and the financial impact of constructing or accessing any replacement generation or supply sources is only the beginning of the analysis. Other issues, including the accounting treatment of any failure to recover costs and any replacement costs, would have to be considered as well. The link between the denial of a certificate of construction and petition to recover costs and the Company's share price and dividends is tenuous at best and there are many other factors and uncertainties that would impact those items. In the case of the Company's share price, it is impossible to determine the reaction of the market to the regulatory outcomes identified in the Proposal or to speculate as to the state of the economy as a whole or other factors that may at any given time impact the price of the Company's stock. Similarly, a host of matters could at any given time impact the dividend level set by the Company's board of directors.

For these reasons, the Proposal is excludable under Rule 14a-8(i)(7) because it seeks to impermissibly micro-manage the Company's business in that it seeks to involve shareholders in the very sort of complex matters that the 1998 Release concluded should be left to management.

C. Regardless of whether the Proposal touches on a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

The Staff recently reiterated its position concerning the scope and application of Rule 14a-8(i)(7) as it relates to proposals involving "significant policy issues." *See* Staff Legal Bulletin No. 14H (CF) (Oct. 22, 2015) ("SLB 14H"). Specifically, the Staff notes that "proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7)." SLB 14H. The Staff further notes that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.'" *Id.* Previously, the Staff has indicated that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Staff Legal Bulletin No. 14E (CF) (Oct. 27, 2009).

Consistent with the statements above, the Staff has found that certain proposals related to broader significant policy issues do transcend ordinary business operations and therefore are not excludable under Rule 14a-8(i)(7). *See Exxon Mobil Corp.* (March 23, 2007) (involving the adoption of quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (requesting a policy to increase renewable energy sources globally); and *General Electric Co.* (Jan. 31, 2007) (requesting a report on global warming). However, the Staff has also permitted the exclusion of proposals under Rule 14a-8(i)(7) that focus on ordinary business matters and are only tangentially related to a significant policy issue. *See, e.g., Dominion Resources, Inc.* (Feb. 14, 2014) (seeking a report concerning the risk and benefits associated with the development of solar generation capabilities); *JP Morgan Chase & Co.* (March 12, 2010) (seeking a policy barring the financing of customers involved in mountaintop removal coal mining); *Bank of America Corporation* (Feb. 24, 2010) (same); and *Niagara Mohawk Holdings, Inc.* (Jan. 3, 2001) (seeking the operation of a particular nuclear power plant through the reinsertion of previously discharged fuel in order to achieve fuel cost and storage savings and to minimize nuclear waste).

Here, although it touches on the issue of nuclear power generation which the Staff has previously found in more general contexts to be a significant policy issue, the Proposal's focus is on the financial impacts of a given regulatory outcome. It does not request that the Company reevaluate its use of nuclear power or report on the costs associated with nuclear power in a broader social sense, but instead seeks a report analyzing the impact on some of the most basic financial measures of the Company (*i.e.*, earnings, share price and dividends) of a single hypothetical negative regulatory outcome. Given this and what is, at best, a tangential relationship to a significant policy issue, the Proposal is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(3) – the Proposal may be excluded because it is materially misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Proposal is excludable on these grounds for several reasons. First, it implies that the SCC operates with a "thumbs up/thumbs down" approach to new generation with no opportunity to recover prudently incurred costs even for generation facilities that ultimately are not approved for construction. This oversimplification ignores the complexity of the Virginia cost recovery regulatory environment and the rate regulation regime in Virginia for utility generation. It also fails to acknowledge the pre-existing and future possibility of legislative activity affecting cost recovery. Second, the Proposal does not mention that cost recovery issues would also be addressed by the NCUC since the Company's North Carolina customers would also be affected by the presence or absence of North Anna 3. Third, the entire Proposal is premised on the denial of a certificate for construction which the Company has not yet sought, nor determined the timing for seeking, if it is sought at all.

In summary, the presentation of this Proposal to shareholders would mislead them into thinking that the outcomes described in the Proposal – denial of a certificate to construct North Anna 3 and the denial of any cost recovery with respect to costs incurred – are a likely scenario and a complete description of outcomes in the scenario. As noted above in the discussion of "ordinary business" exclusion grounds, there are a number of variations and uncertainties that the denial of a certificate to construct would present.

Finally, the Proposal would mislead shareholders into thinking that management could put together a meaningful report at this time on the impact of the outcomes described in the Proposal on the Company's earnings, share price and dividends. Of course, a large accounting charge, if that were to be the proper accounting for the scenario, would have a negative effect on earnings under Generally Accepted Accounting Principles (GAAP). Few shareholders would need a report to come to that conclusion. The effect that denial of cost recovery would have on share price and dividends is impossible to assess. Too many other factors, all currently unknown (and unknowable) at this time when no request for a certificate to construct has even been submitted to the regulators, would come into play when considering those topics. In order to avoid inappropriate speculation or an endless series of assumptions, the Company would be forced to report in a vague and indefinite manner, again raising questions about the meaningfulness of such a report. A report would likely say only that such events could have an effect on share price and dividends and the effect could be material and adverse. However, these effects could also be mitigated by other circumstances, both internal to the Company and/or external on national and global fronts.

For these reasons, the Proposal is excludable under Rule 14a-8(i)(3) because it would present materially misleading information to shareholders in violation of the Commission's proxy rules.

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or jsellers@mcguirewoods.com or Meredith S. Thrower, the Company's Senior Counsel – Corporate Finance, Securities & M&A at (804) 819-2139 or meredith.s.thrower@dom.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Meredith S. Thrower, Senior Counsel – Corporate Finance, Securities & M&A
Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
Ms. Ruth Amundsen

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: Ruth McElroy Amundsen ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 23, 2015 3:44 PM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6)
Subject: 2016 Shareholder resolution submittal
Attachments: Ruth submittal.pdf; Dominion NA3 Resolution 2016.pdf; Amundsen ownership Davenport.pdf

Dear Ms. Reid and Ms. Doggett,
Attached please find a resolution I am submitting for the 2016 shareholder meeting, a submittal letter, and my share ownership verification from Davenport.
Please confirm receipt of this email at your convenience, and have a good Thanksgiving!
Thanks,
Ruth

Ruth Amundsen

FISMA & OMB Memorandum M-07-16

http://www.the-mcelroys.com/ourgreenhouse/

Ruth Amundsen

FISMA & OMB Memorandum M-07-16

November 23, 2015

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution on the cost of the proposed North Anna 3 reactor that I would like to submit for inclusion in the 2016 proxy statement for the 2016 shareholders' meeting.

I am a current stockholder in Dominion Resources, with over $2000 in shares. I intend to hold the shares past the date of the 2016 shareholders' meeting. Confirmation of continuous share ownership, from my broker Davenport & Co, is included here.

Please feel free to contact me at the above email or phone. Please note that I would be happy to conduct all correspondence via email.

Thank you for your time and attention.

Sincerely,

Ruth Amundsen

Whereas: In documents provided by Dominion in the Virginia State Corporation Commission's (SCC) most recent Integrated Resource Plan proceedings, Dominion projects the price of constructing a new reactor at North Anna (NA3) at approximately $14.8 billion. In those proceedings an expert witness for the Virginia Office of the Attorney General, Division of Consumer Counsel, Scott Norwood, estimated that "after including a conservative estimate of construction interest costs, the current capital cost forecast for NA3 would be approximate $19.3 billion or $13,283/kW."

While Dominion did not offer an estimate of the residential rate impact of building NA3 in these SCC proceedings, Mr. Norwood, testifying on behalf of the Virginia Attorney General calculated an "average rate increase of 25.7% over current Virginia retail residential rates."

As the proposed NA3 reactor is of a new design never before built, there is also a significant risk of substantial cost overruns over the $19.3 billion cost estimate as has consistently been the case with the construction of new nuclear reactors in the United States.

In that same SCC proceeding, Mr. Norwood observed that based on Dominion's own cost forecast, the Company would expend $1.87 billion in capital costs for NA3 development "by the end of 2018, the likely earliest date when a final order on a certificate of public convenience and necessity application for NA3 could be ruled on by the Commission."

In both the most recent biennial rate case and the IRP proceeding the Virginia Attorney General has raised concerns with the SCC about the impact on Virginia rate payers of spending $19.3 billion developing NA3 and whether construction of NA3 is "reasonable and in the public interest". Furthermore, in the event the SCC were to deny Dominion a certificate to proceed with NA3, the Attorney General is urging the SCC to consider whether Dominion will have acted prudently if it incurs $1.87 billion in construction costs before a decision on a certificate is issued.

The $19.3 billion projected cost of NA3 and the Virginia Attorney General's concerns in the SCC proceedings relating to NA3 increase the risk that Dominion may be denied a certificate to develop NA3. Additionally, there is a further risk that the SCC may deny a petition by Dominion to recover the $1.87 billion development costs incurred for NA3 before a decision on issuance of a certificate, thereby impacting Company earnings, share price and dividends.

Resolved: Shareholders request that Dominion prepare and make public a financial analysis by November 30, 2016 reporting on the potential impact on earnings, share price and dividends should the State Corporation Commission deny a certificate for the development of North Anna 3 and further deny the recovery of $1.87 billion in costs associated with the North Anna 3 nuclear reactor incurred prior to an order denying a certificate to construct the reactor.

DAVENPORT & COMPANY
SINCE 1863

November 23, 2015

Ms. Carter Reid
Vice President of Governance & Corporate Security
Dominion Resources
P.O. Box 26532
Richmond, VA 23261

Dear Ms. Reid:

As of November 23, 2015, our client Ruth McElroy Amundsen held , and has held continuously for at least one year, 1060 shares of Dominion Resources, Inc. (D) common stock. At all times during the year, the market value of this stock exceeded $2,000.00.

All shares are held in accounts with Davenport & Company, LLC (Tax ID #54-1835842 and DTC participant #0715.)

Furthermore, she plans to hold all of these shares through the date of the 2016 annual Dominion Shareholders meeting.

Please contact me with any questions or concerns at 1-866-454-1064.

Sincerely,

Thomas Y. Cho
Senior Vice President, Investments

The information contained herein is based upor data obtained from sources believed to be reliable However, such data is not guaranteed as to its accuracy or completeness and is for informational purposes only.

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, November 23, 2015 3:50 PM
To: 'Ruth McElroy Amundsen'
Cc: Carter Reid (Services - 6)
Subject: RE: 2016 Shareholder resolution submittal

Dear Ruth-

By way of this email, I am confirming receipt of your shareholder proposal.

A happy Thanksgiving to you too!

Karen

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

From: Ruth McElroy Amundsen [mailto: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 23, 2015 3:44 PM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6)
Subject: 2016 Shareholder resolution submittal

Dear Ms. Reid and Ms. Doggett,
Attached please find a resolution I am submitting for the 2016 shareholder meeting, a submittal letter, and my share ownership verification from Davenport.
Please confirm receipt of this email at your convenience, and have a good Thanksgiving!
Thanks,
Ruth

Ruth Amundsen

FISMA & OMB Memorandum M-07-16

http://www.the-mcelroys.com/ourgreenhouse/